Exhibit 99.6
EXCHANGE AGENT AND DEPOSITARY AGREEMENT
     This Exchange Agent & Depositary Agreement (this “Agreement”) is entered into as of this ___ day of ________________ 201_, by and between Cricket Communications, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, a national banking association having a corporate trust office in Minneapolis, Minnesota (hereinafter referred to from time to time as “Wells Fargo”).
     WHEREAS, the Company is offering (the “Offer”) to exchange all of its outstanding 7.75% Senior Notes due 2020 (the “Notes”) for a like principal amount of 7.75% Senior Notes due 2020, which have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”) upon the terms and subject to the conditions set forth in the Prospectus dated ________________ ___, 201_ (as the same may be supplemented, the “Prospectus”), and the related Letter of Transmittal, which together, as they may be supplemented or amended from time to time, constitute the “Offer Documents.” All capitalized terms not defined herein shall have the meaning ascribed to such term in the Offer Documents.
     WHEREAS, the Company hereby appoints Wells Fargo to act as the exchange agent and depositary (together, the “Exchange Agent”) in connection with the Offer. References hereinafter to “you” shall refer to Wells Fargo, as Exchange Agent.
     The Offer is expected to be commenced by the Company on _______________ ___, 201_. The Letter of Transmittal that accompanies the Prospectus (or in the case of book-entry securities, the Automated Tender Offer Program (“ATOP”) of DTC (as defined below)) is to be used by the holders of the Notes to tender in the Offer. The Letter of Transmittal contains instructions with respect to the delivery of certificates for Notes tendered in connection therewith.
     The Offer shall expire at 5:00 p.m., New York City time, on _____________ ____, 201_, or on such subsequent date or time to which the Company may extend the Offer (the “Expiration Date”). Subject to the terms and conditions set forth in the Offer Documents, the Company expressly reserves the right to extend the Offer from time to time and may extend the Offer by giving oral (promptly confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the business day following the scheduled Expiration Date.
     The Company expressly reserves the right, in its sole discretion, to (1) delay accepting or not to accept any validly tendered Notes or (2) terminate or amend the Offer, in each case, by giving oral or written notice (any such oral notice to be promptly confirmed in writing) of such delay, non-acceptance, termination or amendment to the Exchange Agent. Any such termination or amendment will be followed as promptly as practicable by a public announcement thereof by the Company.
     In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:
1.	You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “The Exchange Offer” or as specifically set forth herein or in the Letter of Transmittal accompanying the Prospectus; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.
2.	You will establish a book-entry account in respect of the Notes at The Depository Trust Company (“DTC”), in connection with the Offer no later than two business days after the delivery of the final Prospectus to you. Any financial institution that is a participant in the DTC system may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the account maintained by you, pursuant to this section, in accordance with DTC’s procedures for such transfer, and you may effect a withdrawal of Notes through such account by book-entry movement as requested by the participant. The account shall be maintained until all Notes tendered pursuant to the Offer shall have been either accepted or returned.
3.	You are to examine each of the Letters of Transmittal and certificates for Notes (or confirmation of book-entry transfer into your account at DTC) and any other documents delivered or mailed to you by or for holders of the Notes to ascertain whether: (a) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and in the Prospectus and that such book-entry confirmations are in due and proper form and contain the information required to be set forth therein; and (b) the Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or where book-entry confirmations are not in due and proper form or omit certain information required to be set forth therein or any of the certificates for Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be reasonably necessary or advisable to cause such irregularity to be corrected.
4.	With the prior approval of the President, any Executive Vice President, any Senior Vice President, any Vice President or Secretary of the Company (each, an “Authorized Officer”) (such approval, if given orally, to be promptly confirmed in writing), or any other person designated in writing by any Authorized Officer, you are authorized to waive any irregularities in connection with any tender of Notes pursuant to the Offer. You are not otherwise authorized to waive any such irregularities.
Tenders of Notes may be made only as set forth in the Letter of Transmittal and the section of the Prospectus captioned “The Exchange Offer — Procedures for Tendering” and Notes shall be considered properly tendered or delivered to you only when tendered in accordance with the procedures set forth therein.
5.	Notwithstanding the provisions of Section 4 of this Agreement, Notes that an Authorized Officer shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).
6.	You shall advise the Company with respect to any Notes tendered subsequent to the Expiration Date and accept its instructions with respect to disposition of such Notes.

7.	You shall accept tenders:
(a)	in cases where the Notes are registered in two or more names only if signed by all named holders;

(b)	in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c)	from persons other than the registered holder of Notes, provided that customary transfer requirements, including payment of any applicable transfer taxes, if any, are fulfilled.
You shall accept partial tenders of Notes where so indicated and as permitted in the Letter of Transmittal (only to the extent that the partial tender is equal to $2,000 in aggregate principal amount or an integral multiple of $1,000 in excess thereof) and deliver certificates for Notes to the registrar for split-up and return any untendered Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Offer.
8.	Upon satisfaction or waiver of all of the conditions to the Offer, the Company will notify you (such notice, if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Notes properly tendered, indicating the aggregate principal amount of Notes accepted. You, on behalf of the Company, will exchange, in accordance with the terms hereof, accepted Notes for Exchange Notes and cause such accepted Notes to be cancelled. Delivery of the Exchange Notes will be made on behalf of the Company by you at the rate of $2,000 principal amount (or integral multiples of $1,000 in excess thereof) of Exchange Notes for each $2,000 principal amount (or integral multiples of $1,000 in excess thereof) of Notes tendered promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of such Notes by the Company; provided, however, that in all cases, Notes tendered pursuant to the Offer will be exchanged only after timely receipt by you of certificates for such Notes (or confirmation of book-entry transfer into your account at DTC), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees and any other required documents, or an agent’s message in lieu thereof. You shall issue Exchange Notes only in denominations of $2,000 or any integral multiple of $1,000 in excess thereof.
9.	Notes tendered pursuant to the Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date in accordance with the terms of the Offer.
10.	The Company shall not be required to exchange any Notes tendered if any of the conditions set forth in the Offer Documents are not met. Notice of any decision by the Company not to exchange any Notes tendered shall be given (such notice, if given orally, to be promptly confirmed in writing) by the Company to you.

11.	If, pursuant to the Offer, the Company does not accept for exchange all or part of the Notes tendered, you shall as soon as practicable after the expiration or termination of the Offer return those certificates for unaccepted Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them (or effected such book-entry transfer).
12.	All certificates for Exchange Notes and unaccepted Notes shall be forwarded by first-class mail, postage prepaid, or (in the cases of Notes tendered by book-entry transfer) by book-entry transfer to the DTC account specified by the holder of the Notes in the Letter of Transmittal (or agent’s message in lieu thereof).
13.	You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.
14.	As Exchange Agent hereunder you:
(a)	shall not be liable for any action or omission to act by reason of or as a result of the administration of your duties hereunder in accordance with the terms and conditions of this Agreement or by reason of your compliance with the instructions set forth herein or with any written or oral instructions delivered to you pursuant hereto, unless the same constitutes your own gross negligence, willful misconduct or bad faith, and in no event shall you be liable to a securityholder, the Company or any third party for special, indirect or consequential damages, or lost profits, arising in connection with this Agreement;

(b)	shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing between you and the Company;

(c)	will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Notes represented thereby deposited with you pursuant to the Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Offer;

(d)	shall not be obligated to take any legal action hereunder which might in your judgment involve any expense or liability, unless you shall have been furnished with indemnity satisfactory to you;

(e)	may conclusively rely on and shall be protected in acting in good faith in reliance upon any certificate, instrument, opinion, notice, letter, facsimile or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed or presented by the proper person or persons;

(f)	may act upon any tender, statement, request, document, certificate, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith reasonably believe to be genuine or to have been signed or presented by the proper person or persons;

(g)	may conclusively rely on and shall be protected in acting upon written or oral instructions from any Authorized Officer or any other person designated in writing by such Authorized Officer;

(h)	may consult with counsel of your selection with respect to any questions relating to your duties and responsibilities and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel; and

(i)	shall not advise any person tendering Notes pursuant to the Offer as to the wisdom of making such tender (or refraining from tendering) or as to the market value or decline or appreciation in market value of any security, including the Notes.
15.	You shall take such action as may from time to time be requested by the Company or its counsel (and such other action as you may deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as described in the Prospectus), or such other forms or documents as may be approved from time to time by the Company, to all holders of Notes and to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Offer. All other requests for information relating to the Offer shall be directed to the Company, Attention: Robert J. Irving, Jr., Senior Vice President and General Counsel, at the Company’s offices at 5887 Copley Drive, San Diego CA 92111, telephone number: (858) 882-6000.
16.	You are authorized to cooperate with and to furnish information to any organization (and its representatives) designated from time to time by the Company in the manner directed or authorized by the Company in connection with the Offer and any tenders thereunder.
17.	You shall advise by e-mail or facsimile transmission Robert J. Irving, Jr., Senior Vice President, General Counsel & Secretary (at the email address rirving@cricketcommunications.com or the facsimile number (858) 882-6080), and such other person or persons as the Company may request, daily (and more frequently during the week immediately preceding the Expiration Date, if requested) up to and including the Expiration Date, as to the aggregate principal amount of Notes which have been tendered pursuant to the Offer and the items received by you pursuant to the Offer and this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you also will inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as they may reasonably request. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date and each other Expiration Date, if any, the Company shall have received information in sufficient detail to enable it to decide whether to extend the Offer. You shall then prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Notes tendered and the aggregate principal amount of Notes accepted, and deliver such list to the Company.

18.	Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date, and, after the expiration of the Offer, the time, of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you customarily preserve other records pertaining to the transfer of securities, or one year, whichever is longer, and thereafter shall be delivered by you to the Company upon its written request. You shall dispose of unused Letters of Transmittal and other surplus materials in accordance with your customary procedures or by returning them to the Company upon its written request.
19.	For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on Schedule I attached hereto. The provisions of this section shall survive the termination of this Agreement.
20.	You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to your duties, liabilities and indemnification as Exchange Agent, which shall be controlled by this Agreement.
21.	The Company covenants and agrees to indemnify and hold you harmless in your capacity as Exchange Agent hereunder against any and all loss, liability, cost or expense, including reasonable attorneys’ fees and reasonable expenses, incurred without gross negligence, willful misconduct or bad faith on your part, arising out of or in connection with any act, omission, delay or refusal made by you in connection with the performance of your duties hereunder in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Notes. In each case, the Company shall be notified by you, by letter or facsimile transmission, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable thereafter for the fees and expenses of any additional counsel retained by you, so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit; provided, that the Company shall not be entitled to assume the defense of any such action if the named parties to such action include both you and the Company and representation of both parties by the same legal counsel would, in the written opinion of your counsel, be inappropriate due to the existence of a conflict of interest between you and the Company. The provisions of this section shall survive the termination of this Agreement.

22.	You shall arrange to comply with all applicable withholding and tax reporting requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service (e.g., 1099, 1099B, etc.) as directed in writing by the Company.
23.	You shall notify the Company of the amount of any transfer taxes payable in respect of the exchange of the Notes and shall deliver or cause to be delivered in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of the Notes, the Company’s payment in the amount of all transfer taxes so payable; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.
24.	This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of laws principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.
25.	This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.
26.	In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
27.	This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.
28.	Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:
If to the Company:
Cricket Communications, Inc.
5887 Copley Drive

San Diego, CA 92111
Attn: General Counsel
Fax: (858) 882-6080
If to the Exchange Agent:
Wells Fargo Bank, N.A.
Corporate Trust Services
625 Marquette Avenue
MAC N9311-110
Minneapolis, MN 55479
Attn: Cricket Communications Account Manager
Fax: 612-667-9825
29.	Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Sections 19 and 21 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company upon its written request any certificates for Notes, funds or property (including, without limitation, Letters of Transmittal and any other Offer documents) then held by you as Exchange Agent under this Agreement.
30.	This Agreement shall be binding and effective as of the date hereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

Cricket Communications, Inc.
By:
Name:
Title:

Wells Fargo Bank, National Association, as Exchange Agent and Depositary
By:
Name:
Title:
(Signature page for Exchange Agent & Depositary Agreement)

Schedule I
COMPENSATION OF EXCHANGE AGENT:

Exchange Agent & Depositary Services:	$3,000